COMMENTS RECEIVED ON 07/22/2022

FROM CHRIS BELLACICCO

FIDELITY GREENWOOD STREET TRUST (File Nos. 333-261594 and 811-23762)

Fidelity Hedged Equity Fund

POST-EFFECTIVE AMENDMENT NO. 2 & 4

1.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investing in common stocks of companies with market capitalizations generally similar to companies in the S&P 500® Index.”

C:

The Staff requests we clarify this statement as the statement suggests that the fund will invest in common stocks of companies with market capitalizations similar to the S&P 500 and the Staff suggests that such companies would be in the Index and not just similar to companies in the Index.

R:

The fund’s name does not suggest a specific market capitalization range that must be defined in the prospectus. However, Fidelity has included the above disclosure to provide investors with a point of reference for the fund’s common stock investments. This disclosure is not intended to be an investment limitation and, given the inherent variability of indices’ capitalization ranges over time, we do not believe such a limitation would be appropriate. As a result, we respectfully decline to modify the disclosure as requested.

2.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investing in “growth” stocks or “value” stocks or both.”

C:

The Staff requests we disclose the amount or range as a percentage of net assets that the fund anticipates investing in growth and value stocks.

R:

The fund does not have a principal strategy of investing a specific percentage of net assets in either growth or value stocks. Accordingly, we have not modified the disclosure.

3.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Using a disciplined approach focused on minimizing predicted tracking error relative to the S&P 500® Index based on an optimization algorithm and risk model.”

C:

The Staff requests we explain the optimization algorithm and risk model in greater detail, at a minimum updating the optimization algorithm using plain English.

R:

We will revise the disclosure in the “Fund Summary” and “Investment Details” sections, respectively, to describe the investment approach in plain English as follows:

Fund Summary:

“Using a disciplined approach ~~focused on minimizing predicted tracking error relative~~ designed to construct an equity portfolio with similar risk-return characteristics to the S&P 500® Index ~~based on an optimization algorithm and risk model~~.”

Investment Details:

“The Adviser is not constrained by any particular investment style. At any given time, the Adviser may tend to buy "growth" stocks or "value" stocks, or a combination of both types. The Adviser uses a disciplined approach ~~focused on minimizing predicted tracking error relative~~ designed to construct an equity portfolio with similar risk-return characteristics to the S&P 500® Index ~~based on an optimization algorithm and risk model~~.”

4.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Employing a disciplined options-based strategy designed to provide downside protection (i.e., offset or mitigate a decrease in the value of the fund’s investments). The extent of this protection will be determined primarily based on the cost of the put options in the marketplace.”

C:

The Staff requests we discuss this strategy in greater detail.

R:

We believe that the above disclosure accurately summarizes the options-based strategy of the fund and note that a more comprehensive description of the strategy is appropriately included in the “Investment Details” section of the prospectus. Accordingly, we have not modified the disclosure.

5.

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Options Risk. The fund may purchase or write (i.e., sell) put and call options. Under certain circumstances, the fund may be required to buy or sell the underlying reference at a disadvantageous price, resulting in a loss. Options may involve economic leverage, which could result in greater volatility in price movement.”

C:

The Staff requests we disclose that the cost of options may impact the fund’s returns.

R:

We will modify the “Options Risk” disclosure in the “Fund Summary” and “Investment Details” sections, respectively, to reflect the Staff’s comment as follows:

Fund Summary:

“Options Risk. The fund may purchase or write (i.e., sell) put and call options. Under certain circumstances, the fund may be required to buy or sell the underlying reference at a disadvantageous price, resulting in a loss. Options may involve economic leverage, which could result in greater volatility in price movement. Certain transaction costs associated with purchasing and writing options may impact the fund’s returns.”

Investment Details:

“Options Risk.  The fund may purchase or write (i.e., sell) put and call options. When writing options, the fund is exposed to the risk that it may be required to buy or sell the underlying reference at a disadvantageous price on or before the expiration date. If the fund sells a put option, the fund may be required to buy the underlying reference at a strike price that is above market price, resulting in a loss. If the fund sells a call option, the fund may be required to sell the underlying reference at a strike price that is below market price, resulting in a loss. If the fund sells a call option that is not covered (it does not own the underlying reference), the fund’s losses are theoretically unlimited. Options may involve economic leverage, which could result in greater volatility in price movement.

Certain transaction costs associated with purchasing and writing options may impact the fund’s returns. Options may be traded on a securities exchange or in the OTC market.”

6.

“Investment Details” (prospectus)

“Investment Objective”

“Fidelity® Hedged Equity Fund seeks capital appreciation.”

C:

If the objective can be changed without a shareholder vote, the Staff requests we state that and indicate whether notice will be provided to shareholders.

R:

The fund’s investment objective is non-fundamental and may be changed without shareholder approval. We confirm that if the fund’s board of trustees approved a change to the fund’s investment objective, a supplement to the prospectus notifying shareholders of the change would be filed with the SEC. We will modify the prospectus as follows:

Non-Fundamental Investment Policies

The fund’s investment objective is non-fundamental and may be changed without shareholder approval.

Shareholder Notice

The following is subject to change only upon 60 days' prior notice to shareholders:

Fidelity® Hedged Equity Fund normally invests at least 80% of its assets in equity securities.

7.

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The Adviser manages the options positions in a way that provides diversification of options strike prices and expirations. The Adviser will select a ladder of mixed maturity S&P 500® Index put options, where the option strikes are determined by a combination of the index price, time to expiration and market volatility at time of initial purchase or roll. The Adviser will follow a monthly roll schedule and resize its positions based on its monthly hedging cost budget. Between scheduled rolls, the Adviser will monitor the expected monthly decay (i.e., the reduction in value of the option as it reaches expiration) as well as the delta (i.e., the sensitivity of the option’s price to changes in price of the underlying index) for each of the put options. Based on these variables the Adviser may look for opportunities to sell a portion of an option to bring it back in line with the monthly budget or, in cases where the option becomes too deep in the money, to restrike that option by selling the entire position and purchasing put options with a lower strike price. This will reduce downside protection, but may increase upside participation by lowering hedging costs. Such position adjustments will result in realized gains, helping to offset the cost associated with put options that expire worthless or would be rolled at a loss.”

C:

The Staff requests we explain the underlined phrase in plain English.

R:

We will modify the disclosure to align with standard industry terminology, as follows:

“The Adviser manages the options positions in a way that provides diversification of options strike prices and expirations. The Adviser will select a ladder of mixed maturity S&P 500® Index put options, where the option strikes are determined by a combination of the index price, time to expiration and market volatility at time of initial purchase or roll. The Adviser will follow a monthly roll schedule and resize its positions based on its monthly hedging cost budget. Between scheduled rolls, the Adviser will monitor the expected monthly decay (i.e., the reduction in value of the option as it reaches expiration) as well as the delta (i.e., the sensitivity of the option’s price to changes in price of the underlying index) for each of the put options. Based on these variables the Adviser may look for opportunities to sell a portion of an option to bring it back in line with the monthly budget or, in cases where the option becomes ~~too~~ deep in the money, to restrike that option by selling the entire position and purchasing put options with a lower strike price. This will reduce downside protection, but may increase upside participation by lowering hedging costs. Such position adjustments will result in realized gains, helping to offset the cost associated with put options that expire worthless or would be rolled at a loss.”

8.

“Advisor Classes” (prospectus)

C:

Please incorporate comments from the retail prospectus, as applicable.

R:

We will reflect any disclosure changes in the prospectuses for the Advisor Classes, as applicable.

9.

“Fund Summary” (prospectus)

“Fee Table”

Shareholder fees

(fees paid directly from your investment)

	Class A		Class M		Class C		Class I	Class Z

Maximum sales charge (load) on purchases (as a % of offering price)	5.75%		3.50%		None		None	None

Maximum contingent deferred sales charge (as a % of the lesser of original purchase price or redemption proceeds)	None	A	None	A	1.00%	B	None	None

A Class A and Class M purchases of $1 million or more will not be subject to a front-end sales charge. Such Class A and Class M purchases may be subject, upon redemption, to a contingent deferred sales charge (CDSC) of 1.00% or 0.25%, respectively.

B On Class C shares redeemed less than one year after purchase.

C:

In the table, Maximum contingent deferred sales charge for Class A and M does not have a CDSC rate listed. Footnote A states Class A and M maybe subject to CDSC. The Staff requests we clarify and reconcile the inconsistency between the table line and footnote, accordingly.

R:

Were we to make the requested change, the table would reflect more than one type of sales charge. While that would technically be consistent with Instruction 2(a)(ii) to Item 3, which contemplates disclosure of more than one type of sales charge, we believe that this result would not be appropriate for this fund as it does not charge both a front-end sales charge and deferred sales charge with respect to the same shares. Therefore, reflecting a maximum cumulative percentage would overstate the maximum that could be charged. Since we believe it is important to communicate that certain purchases not subject to a front-end sales charge may be subject to a deferred sales charge instead, we disclose the maximum front-end sales charge in the table and include a footnote to the table, consistent with Instruction 2(a)(i), related to the amount of the deferred sales charge that may apply if a front-end sales charge does not. Accordingly, we have not modified the disclosure.